UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AC Immune SA
(Name of Issuer)

Common Shares
(Title of Class of Securities)

H00263 105
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

_________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. H00263 105	13G

1.	NAMES OF REPORTING PERSONS Varuma AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Basel, Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,410,700
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,410,700
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,410,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)
12.	TYPE OF REPORTING PERSON CO

(1)	Based on 57,355,188 common shares outstanding as of December 31, 2017.

Item 1(a).	Name of Issuer:

AC Immune SA

Item 1(b).	Address of Issuer’s Principal Executive Offices:

EPFL Innovation Park, bâtiment B, 1015 Lausanne, Switzerland

Item 2(a).	Name of Person Filing:

Varuma AG

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Aeschenvorstadt 55, 4051 Basel, Switzerland

Item 2(c).	Citizenship:

Switzerland

Item 2(d).	Title of Class of Securities:

Common shares, nominal value CHF 0.02 per share

Item 2(e).	CUSIP Number:

H00263 105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 11,410,700

(b)	Percent of class: 19.89%, based on 57,355,188 common shares outstanding as of December 31, 2017

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 11,410,700

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,410,700

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)
/s/ Rudolf Maag
(Signature)
Rudolf Maag Member of the Board of Varuma AG
(Name/Title)